NAME OF REGISTRANT: Tesla Inc.

NAME OF PERSON RELYING ON EXEMPTION: The Nathan Cummings Foundation

ADDRESS OF PERSON RELYING ON EXEMPTION: 120 Wall Street, 26th Floor, New York, New York 10005

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Shareholder Proposal No. 10 on Tesla Inc.’s 2022 Proxy Statement:

Climate Aligned Lobbying

Tesla Inc. Symbol: TSLA

Filed by: Nathan Cummings Foundation & Green Century Equity Fund

The Nathan Cummings Foundation urges you to vote FOR Proposal 10 on Tesla Inc.’s (“Tesla’s”) 2022 Proxy. The proposal requests that Tesla’s Board conduct an evaluation and issue a report describing if, and how, Tesla’s direct and indirect lobbying and policy influence activities align with the Paris Agreement’s goal to limit average global warming to 1.5 degrees Celsius, and how Tesla plans to mitigate risks presented by any misalignment. The evaluation should examine underlying direct and indirect lobbying activities and not rely solely on publicly stated positions to determine alignment with the Paris Agreement.

Tesla is a notable laggard when it comes to environmental, social, and governance-related disclosure. Investors would benefit from increased disclosure.

Tesla has limited disclosure relating to environmental, social, and governance (ESG) issues. In fact, the company was recently dropped from the S&P 500 ESG Index in part because of what S&P Dow Jones Indices' head of ESG indices for North America described as a “lack of published details related to its low carbon strategy or business conduct codes.”1 This lack of disclosure extends to its political spending. The company earns 0 points out of a possible 70 on the 2021 CPA-Zicklin Index of Corporate Political Disclosure and Accountability. This places Tesla in the bottom tier of disclosers versus peers like Ford and General Motors, both of which fall into the top tiers of disclosers with raw scores of 64 and 57, respectively.2

It is now widely accepted by investors and public companies alike that disclosure and oversight of political spending are important pieces of risk management and strong governance. Corporate political activities can and do create significant risks for companies and their investors and public companies should institute and disclose processes to guide engagement and mitigate risks. Tesla states, “Sound corporate governance is critical to our mission.”3 Its rock-bottom score on the CPA-Zicklin index is inconsistent with this.

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1 https://www.reuters.com/business/sustainable-business/tesla-removed-sp-500-esg-index-autopilot-discrimination-concerns-2022-05-18/

2 https://www.politicalaccountability.net/wp-content/uploads/2021/11/2021-CPA-Zicklin-Index.pdf

3 https://www.tesla.com/ns_videos/2021-tesla-impact-report.pdf

Tesla also keeps investors in the dark when it comes to its lobbying activities. The only information Tesla discloses is found in its quarterly lobbying activity report, which all active registrants are required to file under the Lobbying Disclosure Act of 1995. Tesla provides no information on its indirect lobbying done through trade associations, social welfare organizations, and other entities. According to LobbyMap.org, an independent think tank that tracks how businesses impact the climate crisis, Tesla is “[n]ot transparent about indirect influence.” No information on third-party memberships or related governance was found in a LobbyMap search of Tesla’s corporate website in 2022.4 This contrasts with many of Tesla’s peers, including Ford and GM, which have conducted and published reviews of alignment between direct and indirect political engagement and their climate commitments. While these reports fall short of investor expectations, Tesla’s peers provide significantly more information than Tesla does.

Disclosure is fundamental to a company’s ESG profile. Tesla would benefit from additional disclosure, including that requested in Proposal No. 10. Tesla itself has noted that if its ESG practices do not meet investor or stakeholder expectations, it may, “incur additional costs and [its] brand, ability to attract and retain qualified employees and business may be harmed.”5

Meaningful progress in addressing climate change is likely to benefit Tesla.

Because of existing efforts to address climate change, Tesla benefits from its products’ low emissions. In 2021, the company generated almost $1.5 billion in revenue selling zero-emission regulatory credits to other original equipment manufacturers.6 In fact, these credits have recently played a significant role in Tesla’s ability to generate profits since the company receives the credits for free and can effectively sell them at a 100% profit.7

Tesla’s mission is to accelerate the world’s transition to sustainable energy.8 Tesla also aims to “displace fossil-based energy generation with renewable energy generation.” This is especially important to the environmental footprint of Tesla’s products given that Tesla’s cars are only as clean as the grids from which they draw energy. As Tesla puts it, “As more regions adopt sustainable energy solutions to generate power, emissions related to charging an EV from the grid will decrease even further.” 9

Any concerted effort to speed the world’s transition to clean energy should include lobbying in favor of efforts to address climate change and advance clean energy. And yet it is unclear how Tesla uses public policy engagement or other forms of lobbying to advance the world’s transition to sustainable energy or support certain profitable elements of its business model.

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4 https://lobbymap.org

5 https://www.sec.gov/Archives/edgar/data/1318605/000095017022000796/tsla-20211231.htm#risk_factors

6 https://www.tesla.com/ns_videos/2021-tesla-impact-report.pdf

7 https://www.cnbc.com/2021/05/18/tesla-electric-vehicle-regulatory-credits-explained.html

8 https://www.tesla.com/about

9 https://www.tesla.com/ns_videos/2021-tesla-impact-report.pdf

Tesla’s 2021 Impact Report discusses neither its climate policy priorities, nor the policy strategies and goals that would assist Tesla in meeting its sustainable business objectives. Tesla does not appear to disclose the trade associations, business alliances, or social welfare organizations in which it participates. Tesla’s governance documents do not cover lobbying and there is no mention of Board or executive oversight for lobbying activities in its Board Committee charters. It is therefore difficult for investors to determine if Tesla’s policy engagement aligns with the goals of the Paris Agreement and the company’s own strategic business goals.

Tesla’s annual report on form 10-K for the year ended December 31, 2021 notes that the company’s success is dependent on consumers’ demand for electric vehicles and that the market for its vehicles could be negatively affected by numerous factors including government regulations and economic incentives. At the same time, demand for Tesla’s products will clearly be enhanced by a rapid transition to a cleaner economy.

3. Like all companies, Tesla faces climate risks.

Like nearly every large company today, Tesla faces climate risks. In a 2013 blog post, Tesla CEO Elon Musk noted that delays to the advent of sustainable transport could increase the risk of global climate change with “potentially disastrous consequences worldwide.”10 Tesla’s 2021 10-K notes that the company may be negatively impacted by natural disasters, weather conditions, the long-term effects of climate change, and power outages.11 In California, where Tesla’s Fremont factory is located, climate change is expected to threaten grid reliability and result in rolling blackouts this summer.12

Tesla faces risks relating to the development and implementation of climate and clean energy policy in the United States and abroad. Tesla clearly recognizes this in its 2021 10-K:

If regulations and policies that adversely impact the interconnection or use of our solar and energy storage systems are introduced, they could deter potential customers from purchasing our solar and energy storage products and services, threaten the economics of our existing contracts and cause us to cease solar and energy storage system sales and services in the relevant jurisdictions, which may harm our business, financial condition and operating results.

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10 https://www.tesla.com/blog/mission-tesla

11 https://www.sec.gov/Archives/edgar/data/1318605/000095017022000796/tsla-20211231.htm#risk_factors

12 https://www.abc10.com/article/news/local/california/california-energy-crisis/103-862f290c-af85-4b5f-b9f9-eaddeddabbfb

Combine this with the significant contribution of revenue from the sale of zero emission regulatory credits to the company’s profits and it’s clear that the company and its investors benefit significantly from strong climate policies. And yet, while evidence suggests that Tesla has in fact lobbied in favor of many climate-positive actions, according to LobbyMap.org, Tesla’s CEO recently appeared to oppose the US Reconciliation Bill, informally known as the Build Back Better Act.13 The Act contains hundreds of billions of dollars to promote clean energy, including new tax credits for businesses installing solar and batteries and significant tax credits for buyers of electric vehicles.14 Given the importance of climate policy to Tesla’s business, investors need more than piecemeal information on the company’s direct and indirect lobbying activities on climate related issues.

Tesla can’t drive the world’s transition to sustainable energy by itself. It needs a supportive policy environment. But shareholders are largely in the dark about Tesla’s direct and indirect lobbying activities, including its trade association memberships, and how they align with Tesla’s mission and business model. Increased transparency would help investors understand how Tesla’s lobbying supports its strategic priorities, including its mission to accelerate the world’s transition to sustainable energy.

For these reasons, we urge Tesla shareholders to vote FOR Proposal 10, requesting the Board conduct an evaluation and issue a report describing if, and how, Tesla’s direct and indirect lobbying and policy influence activities align with the Paris Agreement’s goal to limit average global warming to 1.5 degrees Celsius, and how Tesla plans to mitigate risks presented by any misalignment.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. The Nathan Cummings Foundation is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 10 following the instructions provided on management’s proxy mailing.

The views expressed are those of the author and the Nathan Cummings Foundation as of the date referenced and are subject to change at any time based on market or other conditions.

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13 https://lobbymap.org/company/Telsa-Motors

14 https://www.nytimes.com/interactive/2021/12/21/climate/manchin-climate-change-build-back-better.html